SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                          SCHEDULE 13G
                         (Rule 13d-102)


     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULES 13d-1(b)(c), AND(d)AND AMENDMENTS THERETO FILED
                      PURSUANT TO RULES 13d-2(b)
                          (Amendment No.   )*

            INFORMATION MANAGEMENT TECHNOLOGIES CORPORATION
                           (Name of Issuer)

                Common Stock, par value $.04 per share
                    (Title of Class of Securities)

                              456908 30 0
                            (CUSIP Number)

                           December 29, 1998
        (Date of Event which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ] Rule 13d-1(b)

    [x] Rule 13d-1(c)

    [ ] Rule 13d-1(d)

 -----------
 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



 1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Investment Annuity of Robert Sachs
 ---------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                               (b)
 ---------------------------------------------------------------
 3  SEC USE ONLY

 ---------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

    California
 ---------------------------------------------------------------
  NUMBER OF          5  SOLE VOTING POWER

    SHARES            650,918<F1><F2>
                    --------------------------------------------
 BENEFICIALLY        6  SHARED VOTING POWER

   OWNED BY
                    --------------------------------------------
     EACH            7  SOLE DISPOSITIVE POWER

  REPORTING           650,918<F1><F2>
                    --------------------------------------------
    PERSON           8  SHARED DISPOSITIVE POWER

     WITH
 ---------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      650,918<F1><F2>
 ---------------------------------------------------------------
 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
 CERTAIN SHARES*
 ---------------------------------------------------------------
 11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.7%<F3>
 ---------------------------------------------------------------
 12 TYPE OF REPORTING PERSON*

    OO
 ---------------------------------------------------------------
 *SEE INSTRUCTIONS BEFORE FILLING OUT!



 1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    New Nibco, Inc.
 ---------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                               (b)
 ---------------------------------------------------------------
 3  SEC USE ONLY

 ---------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

    Nevada
 ---------------------------------------------------------------
  NUMBER OF          5  SOLE VOTING POWER

    SHARES            140,783<F4><F2>
                    --------------------------------------------
 BENEFICIALLY        6  SHARED VOTING POWER

   OWNED BY
                    --------------------------------------------
     EACH            7  SOLE DISPOSITIVE POWER

  REPORTING           140,783<F4><F2>
                    --------------------------------------------
    PERSON           8  SHARED DISPOSITIVE POWER

     WITH
 ---------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     140,783<F4><F2>
 ---------------------------------------------------------------
 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
 CERTAIN SHARES*
 ---------------------------------------------------------------
 11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.6%<F3>
 ---------------------------------------------------------------
 12 TYPE OF REPORTING PERSON*

    CO
 ---------------------------------------------------------------
 *SEE INSTRUCTIONS BEFORE FILLING OUT!



 1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Nibco Nevada, Inc.
 ---------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                               (b)
 ---------------------------------------------------------------
 3  SEC USE ONLY

 ---------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

    Nevada
 ---------------------------------------------------------------
  NUMBER OF          5  SOLE VOTING POWER

    SHARES            397,005<F5><F2>
                    --------------------------------------------
 BENEFICIALLY        6  SHARED VOTING POWER

   OWNED BY
                    --------------------------------------------
     EACH            7  SOLE DISPOSITIVE POWER

  REPORTING           397,005<F5><F2>
                    --------------------------------------------
    PERSON           8  SHARED DISPOSITIVE POWER

     WITH
 ---------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     397,005<F5><F2>
 ---------------------------------------------------------------
 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
 CERTAIN SHARES*
 ---------------------------------------------------------------
 11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.7%<F3>
 ---------------------------------------------------------------
 12 TYPE OF REPORTING PERSON*

    CO
 ---------------------------------------------------------------
 *SEE INSTRUCTIONS BEFORE FILLING OUT!



 1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    RHS Corp.
 ---------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                               (b)
 ---------------------------------------------------------------
 3  SEC USE ONLY

 ---------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

    Nevada
 ---------------------------------------------------------------
  NUMBER OF          5  SOLE VOTING POWER

    SHARES            395,443<F6><F2>
                    --------------------------------------------
 BENEFICIALLY        6  SHARED VOTING POWER

   OWNED BY
                    --------------------------------------------
     EACH            7  SOLE DISPOSITIVE POWER

  REPORTING           395,443<F6><F2>
                    --------------------------------------------
    PERSON           8  SHARED DISPOSITIVE POWER

     WITH
 ---------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     395,443<F6><F2>
 ---------------------------------------------------------------
 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
 CERTAIN SHARES*
 ---------------------------------------------------------------
 11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.7%<F3>
 ---------------------------------------------------------------
 12 TYPE OF REPORTING PERSON*

    CO
 ---------------------------------------------------------------
 *SEE INSTRUCTIONS BEFORE FILLING OUT!



 1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Robert Sachs
 ---------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                               (b)
 ---------------------------------------------------------------
 3  SEC USE ONLY

 ---------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

    US
 ---------------------------------------------------------------
  NUMBER OF          5  SOLE VOTING POWER

    SHARES            1,584,149<F7><F2>
                    --------------------------------------------
 BENEFICIALLY        6  SHARED VOTING POWER

   OWNED BY
                    --------------------------------------------
     EACH            7  SOLE DISPOSITIVE POWER

  REPORTING           1,584,149<F7><F2>
                    --------------------------------------------
    PERSON           8  SHARED DISPOSITIVE POWER

     WITH
 ---------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,584,149<F7><F2>
 ---------------------------------------------------------------
 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
 CERTAIN SHARES*
 ---------------------------------------------------------------
 11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     18.8%<F3>
 ---------------------------------------------------------------
 12 TYPE OF REPORTING PERSON*

    IN
 ---------------------------------------------------------------
 *SEE INSTRUCTIONS BEFORE FILLING OUT!


 <F1>  633,518 shares of Information Management Technologies
 Corporation ("Imtech") common stock ("Imtech Common Stock") were issued to the Investment Annuity of Robert Sachs (the "Investment Annuity") on December 29,1998 upon conversion of shares of Imtech 12% Redeemable Convertible Preferred Stock ("Imtech Preferred Stock"). The Investment annuity owns an additional 17,400 shares of Imtech Common Stock.

 <F2>  The terms and provisions of the Imtech Preferred Stock require that Imtech issue shares of Imtech Common Stock as soon as practicable after receipt of a conversion notice from a holder of Imtech Preferred Stock and that the number of shares of Imtech Common Stock into which shares of Imtech Preferred Stock shall be converted shall be based upon the closing bid price of the Imtech Common Stock on the twenty trading days preceding the date on which the conversion notice is sent plus accrued and unpaid dividends through the date of receipt of the conversion notice. The Investment Annuity, New Nibco, Inc. ("New Nibco"), Nibco Nevada, Inc. ("Nibco Nevada") and RHS Corp. ("RHS") sent Imtech numerous conversion notices and Imtech failed to issue shares of Imtech Common Stock in accordance with the terms of the Imtech Preferred Stock and those conversion notices. The number of shares of Imtech Common Stock which the Investment Annuity, New Nibco, Nibco Nevada and RHS received on December 29, 1998,is substantially less than the number of shares to which they are entitled under the terms of the Imtech Preferred Stock. Imtech has refused to issue the additional shares requested by the Investment Annuity, New Nibco, Nibco Nevada and RHS.

      The Investment Annuity, New Nibco, Nibco Nevada and RHS most recently sent Intech conversion notices on January 27, 1999 requesting issuance of an aggregate of 5,605,559 additional shares of Imtech Common Stock (1,798,732 for the Investment Annuity, 399,717 for New Nibco, 1,127,205 for Nibco Nevada and 2,279,905 for RHS). On January 29, 1999, the Investment Annuity, New Nibco, Nibco Nevada, RHS and Robert Sachs filed suit against Imtech in the Federal District Court in the Southern District of New York seeking an award of the aggregate 5,605,559 shares of Imtech Common Stock to which they were entitled on January 27, 1999, or such greater number of shares of Imtech Common Stock to which they may be entitled pursuant to the terms of the Imtech Preferred Stock on the date of entry of an order by such Court.

           The Investment Annuity, New Nibco, Nibco Nevada, RHS and Sachs believe that other holders of Imtech Preferred Stock who converted their Imtech Preferred Stock and received shares of Imtech Common Stock at or about the same time that the Investment Annuity, New Nibco, Nibco Nevada and RHS received their shares are also entitled to additional shares of Imtech Preferred Stock. The Investment Annuity, New Nibco, Nibco Nevada, RHS and Sachs do not know if such other holders will seek to have additional shares of Imtech Common Stock issued to them.

 <F3>  Based on 5,789,846 shares of Imtech Common Stock
 outstanding on September 30, 1998, according to Imtech's Report on Form 10-Q for the period ended September 30, 1998, plus the 1,593,659 shares of Imtech Common Stock issued to the Investment Annuity, New Nibco, Nibco Nevada and RHS on December 29, 1998, plus an additional 1,002,198 shares of Imtech Common Stock believed to have been issued to other holders of Imtech Preferred Stock since September 30, 1998. Based upon a review of public filings made by Imtech, it is believed that there are outstanding no warrants, options or other securities that, during the next 90 days, are exercisable for, or convertible into, Imtech Common Stock at a price which does not greatly exceed the price at which the Imtech Common Stock is presently trading. However, as discussed in Note <F2> above, other holders of Imtech Preferred Stock who converted their Imtech Preferred Stock into shares of Imtech Common Stock are entitled to additional shares of Imtech Common Stock. In addition, other holders of Imtech Preferred Stock agreed not to convert their Imtech Preferred Stock until March 2000 and certain of these holders have raised questions about the validity of their agreement. Should such holders have the agreement invalidated and convert their Imtech Preferred Stock, a substantial number of additional shares of Imtech Common Stock would be issued.

 <F4>  140,783 shares of Imtech Common Stock were issued to New
 Nibco on December 29,1998 upon conversion of shares of Imtech
 Preferred Stock.

 <F5>  397,005 shares of Imtech Common Stock were issued to
 Nibco Nevada on December 29,1998 upon conversion of shares of Imtech Preferred Stock.

 <F6>  422,343 shares of Imtech Common Stock of Imtech were
 issued to RHS on December 29,1998 upon conversion of shares of Imtech Preferred Stock. 26,900 shares of Imtech Common Stock have since been sold by RHS in the open market.

 <F7>  Robert Sachs is the beneficial owner of the 1,584,149 shares of Imtech Common Stock owned by the Investment Annuity, New Nibco, Nibco Nevada and RHS as the sole beneficiary of the Investment Annuity and the sole shareholder of New Nibco, Nibco Nevada and RHS.


 Item 1.     (a)   Name of Issuer:

      Information Management Technologies Corporation

 --------------------------------------------------------------

             (b)   Address of Issuer's Principal Executive
 Offices:

      130 Cedar Street, 4th Floor, New York, New York 10006

 ---------------------------------------------------------------

 Item 2.     (a)   Name of Person Filing:

      (1) Investment Annuity of Robert Sachs.
      (2) New Nibco, Inc.
      (3) Nibco Nevada, Inc.
      (4) RHS Corp.
      (5) Robert Sachs

 --------------------------------------------------------------

             (b)   Address of Principal Business Office, or if
 None, Residence:

      (1) c/o Lincoln Trust, 6312 South Fiddler's Green Circle, Suite 400E, Englewood, Colorado 80111
      (2) 200 North Swall Drive, PH 58, Beverly Hills, CA  90211
      (3) 200 North Swall Drive, PH 58, Beverly Hills, CA  90211
      (4) 200 North Swall Drive, PH 58, Beverly Hills, CA  90211
      (5) 200 North Swall Drive, PH 58, Beverly Hills, CA  90211

 --------------------------------------------------------------

             (c)   Citizenship:

      Incorporated by reference to Item 4 of the cover page pertaining to each reporting person.

             (d)   Title of Class of Securities:

      Common Stock

 --------------------------------------------------------------
             (e)   CUSIP Number:

      456908 30 0

 --------------------------------------------------------------

 Item 3.     If This Statement if filed pursuant to Rule 13d-
 1(c), check this box. [x]

 ---------------------------------------------------------------

 Item 4.     Ownership.

      Incorporated by reference to Items (5) - (9) and (11) of the cover pages.

 ---------------------------------------------------------------

 Item 5.     Ownership of Five Percent or Less of a Class.

      Inapplicable

 --------------------------------------------------------------

 Item 6.     Ownership of More Than Five Percent on Behalf of
 Another Person.

      Robert Sachs has the right to receive and the power to direct the receipt of dividends from, and the proceeds from, the sale of the securities owned by the Investment Annuity of Robert Sachs, New Nibco, Inc., Nibco Nevada, Inc. and RHS Corp.

 --------------------------------------------------------------

 Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent
 Holding Company.

      Inapplicable

 --------------------------------------------------------------

 Item 8.     Identification and Classification of Members of the
 Group.

      Inapplicable

 --------------------------------------------------------------

 Item 9.     Notice of Dissolution of Group.

      Inapplicable

 --------------------------------------------------------------

 Item 10.    Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 ---------------------------------------------------------------

                               SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 February 3, 1999
      (Date)

                              INVESTMENT ANNUITY OF ROBERT SACHS

                                         s/Robert Sachs
                                           (Signature)

                                    Robert Sachs/Beneficiary
                                         (Name/Title)



 February 3, 1999
      (Date)

                                         NEW NIBCO, INC.

                                         s/Robert Sachs
                                           (Signature)

                                    Robert Sachs/President
                                         (Name/Title)



 February 3, 1999
      (Date)

                                         NIBCO NEVADA, INC.

                                         s/Robert Sachs
                                           (Signature)

                                    Robert Sachs/President
                                         (Name/Title)



 February 3, 1999
      (Date)

                                              RHS CORP.

                                         s/Robert Sachs
                                           (Signature)

                                    Robert Sachs/President
                                         (Name/Title)



 February 3, 1999
      (Date)

                                         s/Robert Sachs
                                           (Signature)




 * Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



                           INDEX TO EXHIBITS
                        -----------------


 EXHIBIT 1       AGREEMENT MADE PURSUANT TO RULE
                              13d-1(k)(1)